UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Four Corners Property Trust, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

35086T109
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
777 Third Avenue, 18th Floor
New York, New York 10017
(212) 845-7977

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 9, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 35086T109

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,878,330
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,878,330
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,878,330
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 35086T109

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 845,254
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 845,254
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 845,254
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 35086T109

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 193,355
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 193,355
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 193,355
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 35086T109

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 105,984
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 105,984
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 105,984
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 35086T109

1	NAME OF REPORTING PERSON STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 105,984
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 105,984
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 105,984
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 35086T109

1	NAME OF REPORTING PERSON STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 105,984
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 105,984
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 105,984
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 35086T109

1	NAME OF REPORTING PERSON STARBOARD LEADERS DELTA LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,152,341
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,152,341
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,152,341
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 35086T109

1	NAME OF REPORTING PERSON STARBOARD LEADERS FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,152,341
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,152,341
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,152,341
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 35086T109

1	NAME OF REPORTING PERSON STARBOARD VALUE A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,152,341
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,152,341
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,152,341
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 35086T109

1	NAME OF REPORTING PERSON STARBOARD VALUE A GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,152,341
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,152,341
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,152,341
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 35086T109

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,878,330
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,878,330
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,878,330
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 35086T109

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,878,330
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,878,330
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,878,330
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 35086T109

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,878,330
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,878,330
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,878,330
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 35086T109

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,878,330
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,878,330
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,878,330
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 35086T109

1	NAME OF REPORTING PERSON MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,878,330
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,878,330
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,878,330
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 35086T109

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,066
	8	SHARED VOTING POWER 3,878,330
	9	SOLE DISPOSITIVE POWER 1,066
	10	SHARED DISPOSITIVE POWER 3,878,330
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,879,396
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 35086T109

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.0001 per share (the “Shares”), of Four Corners Property Trust, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 591 Redwood Highway, Suite 1150, Mill Valley, California 94941.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;

(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;

(iv)	Starboard Leaders Delta LLC, a Delaware limited liability company (“Starboard Delta LLC”), with respect to the Shares directly and beneficially owned by it;

(v)	Starboard Leaders Fund LP (“Starboard Leaders Fund”), as a member of Starboard Delta LLC;

(vi)
Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard Delta LLC and Starboard Leaders Fund and of certain managed accounts (the “Starboard Value LP Accounts”) and the manager of Starboard S LLC;

(vii)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;

(viii)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;

(ix)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;

(x)	Starboard Value A LP (“Starboard A LP”), as the general partner of Starboard Leaders Fund and the managing member of Starboard Delta LLC;

(xi)	Starboard Value A GP LLC (“Starboard A GP”), as the general partner of Starboard A LP;

CUSIP NO. 35086T109

(xii)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP;

(xiii)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP;

(xiv)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

(xv)	Mark R. Mitchell, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP; and

(xvi)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Starboard S LLC, Starboard C LP, Starboard Delta LLC, Starboard Leaders Fund, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, Starboard A LP, Starboard A GP, Starboard R LP, Starboard R GP and Messrs. Smith, Mitchell and Feld is 777 Third Avenue, 18th Floor, New York, New York 10017.  The address of the principal office of Starboard V&O Fund is 89 Nexus Way, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands. The officers and directors of Starboard V&O Fund and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)           The principal business of Starboard V&O Fund is serving as a private investment fund.  Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  Starboard S LLC, Starboard C LP and Starboard Delta LLC have been formed for the purpose of investing in securities and engaging in all related activities and transactions.  The principal business of Starboard Leaders Fund is serving as a private investment partnership. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard Delta LLC, Starboard Leaders Fund and the Starboard Value LP Accounts and the manager of Starboard S LLC.  The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP.  The principal business of Principal Co is providing investment advisory and management services.  Principal Co is a member of Starboard Value GP.  Principal GP serves as the general partner of Principal Co.  Starboard A LP serves as the general partner of Starboard Leaders Fund and the managing member of Starboard Delta LLC.  Starboard A GP serves as the general partner of Starboard A LP.  Starboard R LP serves as the general partner of Starboard C LP. Starboard R GP serves as the general partner of Starboard R LP. Messrs. Smith, Mitchell and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

CUSIP NO. 35086T109

(d)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Smith, Mitchell and Feld are citizens of the United States of America.  The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares owned by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard Delta LLC and Mr. Feld and held in the Starboard Value LP Accounts were received in connection with the spin-off of the Issuer from Darden Restaurants, Inc. (“Darden”) on November 9, 2015 (the “Spin-Off”), pursuant to that certain Separation and Distribution Agreement between the Issuer and Darden, dated October 21, 2015 (the “Agreement”).  Pursuant to the Agreement, stockholders of Darden received one Share of the Issuer for every three shares of Darden common stock held as of November 2, 2015, the record date for the Spin-Off.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Shares in connection with the Spin-Off defined and described in Item 3 above.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic or beneficial exposure with respect to their investment in the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 35086T109

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 42,443,994 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer’s Investor Presentation with respect to the Spin-Off, filed as an exhibit to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on October 30, 2015.

A.	Starboard V&O Fund

(a)	As of the close of business on November 10, 2015, Starboard V&O Fund beneficially owned 845,254 Shares.

Percentage: Approximately 2.0%

(b)	1. Sole power to vote or direct vote: 845,254
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 845,254
4. Shared power to dispose or direct the disposition: 0

(c)	Other than the Shares received in connection with the Spin-Off described in Item 3 above, Starboard V&O Fund has not entered into any transactions in the Shares during the past sixty days.

B.	Starboard S LLC

(a)	As of the close of business on November 10, 2015, Starboard S LLC beneficially owned 193,355 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 193,355
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 193,355
4. Shared power to dispose or direct the disposition: 0

(c)	Other than the Shares received in connection with the Spin-Off described in Item 3 above, Starboard S LLC has not entered into any transactions in the Shares during the past sixty days.

C.	Starboard C LP

(a)	As of the close of business on November 10, 2015, Starboard C LP beneficially owned 105,984 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 105,984
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 105,984
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 35086T109

(c)	Other than the Shares received in connection with the Spin-Off described in Item 3 above, Starboard C LP has not entered into any transactions in the Shares during the past sixty days.

D.	Starboard R LP

(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 105,984 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 105,984
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 105,984
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares during the past sixty days.

E.	Starboard R GP

(a)	Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 105,984 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 105,984
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 105,984
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares during the past sixty days.

F.	Starboard Delta LLC

(a)	As of the close of business on November 10, 2015, Starboard Delta LLC beneficially owned 1,152,341 Shares.

Percentage: Approximately 2.7%

(b)	1. Sole power to vote or direct vote: 1,152,341
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,152,341
4. Shared power to dispose or direct the disposition: 0

(c)	Other than the Shares received in connection with the Spin-Off described in Item 3 above, Starboard Delta LLC has not entered into any transactions in the Shares during the past sixty days.

CUSIP NO. 35086T109

G.	Starboard Leaders Fund

(a)	Starboard Leaders Fund, as a member of Starboard Delta LLC, may be deemed the beneficial owner of the 1,152,341 shares owned by Starboard Delta LLC.

Percentage: Approximately 2.7%

(b)	1. Sole power to vote or direct vote: 1,152,341
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,152,341
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Leaders Fund has not entered into any transactions in the Shares during the past sixty days.

H.	Starboard A LP

(a)
Starboard A LP, as the general partner of Starboard Leaders Fund and the managing member of Starboard Delta LLC, may be deemed the beneficial owner of the 1,152,341 shares owned by Starboard Delta LLC.

Percentage: Approximately 2.7%

(b)	1. Sole power to vote or direct vote: 1,152,341
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,152,341
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard A LP has not entered into any transactions in the Shares during the past sixty days.

I.	Starboard A GP

(a)	Starboard A GP, as the general partner of Starboard A LP, may be deemed the beneficial owner of the 1,152,341 shares owned by Starboard Delta LLC.

Percentage: Approximately 2.7%

(b)	1. Sole power to vote or direct vote: 1,152,341
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,152,341
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard A GP has not entered into any transactions in the Shares during the past sixty days.

J.	Starboard Value LP

(a)
As of the close of business on November 10, 2015, 1,304,965 Shares were held in the Starboard Value LP Accounts.  Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard Delta LLC and the Starboard Value LP Accounts and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 845,254 Shares owned by Starboard V&O Fund, (ii) 193,355 Shares owned by Starboard S LLC, (iii) 105,984 Shares owned by Starboard C LP, (iv) 1,152,341 Shares owned by Starboard Delta LLC and (v) 1,304,965 Shares held in the Starboard Value LP Accounts.

CUSIP NO. 35086T109

Percentage: Approximately 9.1%

(b)	1. Sole power to vote or direct vote: 3,878,330
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,878,330
4. Shared power to dispose or direct the disposition: 0

(c)
Other than the Shares received through the Starboard Value LP Accounts in connection with the Spin-Off described in Item 3 above, Starboard Value LP has not entered into any transactions in the Shares during the past sixty days.

K.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 845,254 Shares owned by Starboard V&O Fund, (ii) 193,355 Shares owned by Starboard S LLC, (iii) 105,984 Shares owned by Starboard C LP, (iv) 1,152,341 Shares owned by Starboard Delta LLC and (v) 1,304,965 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 9.1%

(b)	1. Sole power to vote or direct vote: 3,878,330
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,878,330
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty days.

L.	Principal Co

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 845,254 Shares owned by Starboard V&O Fund, (ii) 193,355 Shares owned by Starboard S LLC, (iii) 105,984 Shares owned by Starboard C LP, (iv) 1,152,341 Shares owned by Starboard Delta LLC and (v) 1,304,965 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 9.1%

(b)	1. Sole power to vote or direct vote: 3,878,330
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,878,330
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares during the past sixty days.

CUSIP NO. 35086T109

M.	Principal GP

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 845,254 Shares owned by Starboard V&O Fund, (ii) 193,355 Shares owned by Starboard S LLC, (iii) 105,984 Shares owned by Starboard C LP, (iv) 1,152,341 Shares owned by Starboard Delta LLC and (v) 1,304,965 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 9.1%

(b)	1. Sole power to vote or direct vote: 3,878,330
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,878,330
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares during the past sixty days.

N.	Messrs. Smith and Mitchell

(a)
Each of Messrs. Smith and Mitchell, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 845,254 Shares owned by Starboard V&O Fund, (ii) 193,355 Shares owned by Starboard S LLC, (iii) 105,984 Shares owned by Starboard C LP, (iv) 1,152,341 Shares owned by Starboard Delta LLC and (v) 1,304,965 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 9.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,878,330
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,878,330

(c)	None of Messrs. Smith or Mitchell has entered into any transactions in the Shares during the past sixty days.

O.	Mr. Feld

(a)
As of the close of business on November 10, 2015, Mr. Feld directly owned 1,066 Shares.  Mr. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 845,254 Shares owned by Starboard V&O Fund, (ii) 193,355 Shares owned by Starboard S LLC, (iii) 105,984 Shares owned by Starboard C LP, (iv) 1,152,341 Shares owned by Starboard Delta LLC and (v) 1,304,965 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 9.1%

(b)	1. Sole power to vote or direct vote: 1,066
2. Shared power to vote or direct vote: 3,878,330
3. Sole power to dispose or direct the disposition: 1,066
4. Shared power to dispose or direct the disposition: 3,878,330

CUSIP NO. 35086T109

(c)	Other than the Shares received in connection with the Spin-Off described in Item 3 above, Mr. Feld has not entered into any transactions in the Shares during the past sixty days.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 10, 2015, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Leaders Delta LLC, Starboard Leaders Fund LP, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Starboard Value A LP, Starboard Value A GP LLC, Starboard Value R LP, Starboard Value R GP LLC, Jeffrey C. Smith, Mark R. Mitchell and Peter A. Feld, dated November 10, 2015.

99.2	Power of Attorney for Jeffrey C. Smith, Mark Mitchell and Peter A. Feld, dated September 15, 2011.

CUSIP NO. 35086T109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 10, 2015

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value R LP,
       its general partner

STARBOARD VALUE R LP
By: Starboard Value R GP LLC,
       its general partner

STARBOARD LEADERS DELTA LLC
By: Starboard Value A LP,
      its managing member

STARBOARD LEADERS FUND LP
By: Starboard Value A LP,
       its general partner

STARBOARD VALUE A LP
By: Starboard Value A GP LLC,
      its general partner

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner

STARBOARD VALUE GP LLC
By: Starboard Principal Co LP,
       its member

STARBOARD PRINCIPAL CO LP
By: Starboard Principal Co GP LLC,
       its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE A GP LLC

STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell and Peter A. Feld

CUSIP NO. 35086T109

SCHEDULE A

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Patrick Agemian Director	Director of Global Funds Management, Ltd.	PO Box 10034, Harbour Place 2nd Floor 103 South Church Street Grand Cayman Cayman Islands, KY1-1001	Canada

Mark Mitchell Director*

Don Seymour Director	Managing Director of dms Management Ltd.	dms Management Ltd. dms House, 20 Genesis Close P.O. Box 31910 Grand Cayman Cayman Islands, KY1-1208	Cayman Islands

____________________
* Mr. Mitchell is a Reporting Person and, as such, the information with respect to Mr. Mitchell called for by Item 2 of Schedule 13D is set forth therein.